SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                 TEL 212 930 9700 FAX 212 930 9725 WWW.SRFF.COM

                                February 14, 2006

Barbara C. Jacobs- Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W. Judiciary Plaza
Washington, D.C. 20549-0405

      Re:  Stronghold Technologies, Inc.
           Amendment No. 1 to Registration Statement on
           Form SB-2 filed January 18, 2006
           File No. 333-127122
           Form 10-KSB for the year ended December 31, 2004

Dear Ms. Jacobs:

      This firm is special securities counsel to Stronghold Technologies, Inc. (the "Company") in the above- referenced matter. Below, please find our responses to your January 31, 2006 comment letter. The Company has withdrew is registration statement (file no. 333-127122) and filed a subsequent registration statement. We are providing you with the SB-2 redlined to illustrate changes.

Amendment No. 1 to Registration Statement on Form SB-2

1. Please advise us of the events that led to the increase in the number of shares of common stock being registered that are issuable upon exercise of outstanding warrants. As described in your disclosure, your outstanding warrants are exercisable for a fixed number of shares. In addition, we note your disclosure on page 8 that warrants issued in the July 2005 financing were exercisable at $.10 per share. Your disclosure elsewhere, however, appears to indicate that such warrants are exercisable at $.07 per share. Please reconcile.

      Response

      We have reduced the number of shares issuable upon exercise of the warrants that are being registered in connection with this registration statement to reflect the fixed number of shares that are issuable upon exercise of the warrants. In addition, we have revised the disclosure on page 8 to reflect an exercise price of $.07.

Liquidity and Capital Resources, page 24

2. Your revised disclosure, here and elsewhere, in response to comment 2 of our letter dated August 30, 2005 states that you "currently have enough cash on hand to support operations through the end of the first quarter of 2006." We note, however, that $465,000 of your July 2005 financing was distributed through September 30, 2005, but your cash balance as of September 30, 2005 was only $1,200. Accordingly, your conclusion as to the current adequacy of capital does not appear consistent with uses of capital in recent prior periods and your available capital, particularly in light of your $35,000 per month obligation to the IRS. Please explain and revise, as appropriate. Further, please expand your disclosure in this section to discuss your monthly capital requirements. If there is a material deficiency in the funds needed to operate for a minimum of 12 months from the effective date of the prospectus, discuss your plans to address the deficiency and the potential consequences of any inability to address the deficiency.

      Response

      The Company utilized the cash generated from the July 2005 financing in connection with financial obligations that were incurred prior to the closing and for fees resulting in greater expenditures during the third quarter of 2005 than normal. Subsequent to September 2005, the Company closed on additional fundings under the July 2005 financing as well as a funding in February 2006 in the amount of $180,000 allowing the Company to continue in operation through the first quarter of 2006.

      We have updated the "Liquidity and Capital Resources - Financing Needs" section to discuss the amount of time that our current level of cash resources will allow us to continue in operation, which is the end of the first quarter of 2006, and the minimum funding needed for a period of 12 months or through the end of 2006, which is $1,000,000. Please note the disclosure includes a discussion of management's plan for addressing the material deficiency in funding, which includes seeking of funding with the investors that provided the Company's convertible debenture funding. At this time, there are no other plans to address the Company's expected deficiency in capital. Further, we have previously included disclosure relating to the implications of failing to raise additional funds, which includes the ceasing of operations.

3. In the first paragraph under "Financing Needs," you state that "[d]uring 2005, [y]our management will rely on raising additional capital to fund its future operations." Please provide a current discussion with respect to your financing plans and needs for 2006.

      Response

      The Company previously included disclosure relating to its financing plans and needs. Specifically, in the fourth paragraph under "Financing Needs", the Company states "it is currently seeking funding with the investors that provided [its] convertible debenture funding" and that "[i]n order to continue in operation through the fourth quarter of 2006, [it] must raise $1,000,000 in funding."

4. We note your response to comment 4 of our letter dated August 30, 2005 and we reissue our comment. Notwithstanding the subsequent full disbursement of the funds held in escrow, at the time of filing of your registration statement the escrow arrangement was in place and not all funds from the July 2005 financing were disbursed. Accordingly, please provide us your analysis concerning whether your July 2005 financing was completed prior to the filing of this registration statement in light of the escrow arrangement and address our other concerns raised in the prior comment. Further, please advise us how the timing and amount of disbursements under the escrow agreement were determined and whether the investors maintained any discretion with respect to such disbursements. We note your prior disclosure that "$100,000 shall be distributed on the [first] business day of each month" from escrow.

      Response

      The company and the investors orally agreed to amend the terms of the escrow agreement subsequent to the filing of the registration statement. As a result, the Company has elected to withdraw the registration and refile a new registration statement.

Security Ownership of Certain Beneficial Owner and Management, page 51

5. Please update the information provided in this section as well as in your selling stockholders discussion to a date as close as practicable to the desired effective date.

      Response

      We have updated the selling stockholder discussion as well as the security ownership table.

Consolidated Financial Statements (Unaudited)

Note 9. Commitments and Contingencies and Note 10. Subsequent Events

Callable Secured Convertible Notes, pages F-6

6. Please explain to us in thorough detail how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion features of the callable secured convertible notes and warrants issued as part of the financing transactions entered into in March 2005 and July 2005 include embedded derivatives that you should account for at fair value under SFAS
      133. For further guidance, see pages 30-32 in the Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acet4is_120105.pdfin.

      Response

      The Company has reviewed SFAS 133 and determined that the warrants and convertible notes do not include features of an embedded derivative under this guidance primarily due to the fact that they do not have one or more Underlying or Notational Amount as defined in Paragraph 6 of SFAS 133, nor do the Warrants and Convertible Debt in the March and July 2005 financings meet the definitions of Paragraphs 7 and 8 of SFAS 133.

      Furthermore, with respect to EITF Issue 00-19, the Company has evaluated these considerations and determined that they do not apply and that the warrants do not qualify to be recorded as a liability due to the fact that

            o the Warrants are not required to be settled in cash in the event certain events occur such as a failure to gain effective registration by a certain date or if a delisting occur; and

            o that there are no liquidated damages that could be exercised and pursued by the warrant holder in the event that the issuer fails to register such warrants within a certain time.

7. Note that similar issues to those described above may exist related to the callable secured convertible notes issued in June 2004. Please identify any such transactions and indicate how you addressed the issues described above.

      Response

      The warrants and notes issued in June 2004 have also been evaluated and the Company determined that they do not have one or more underlying or notational amount as defined in Paragraph 6 of SFAS 133, nor does the 2004 financing meet the definitions of Paragraphs 7 and 8 of SFAS 133.

      Furthermore, with respect to EITF Issue 00-19, the Company has evaluated these considerations and determined that they do not apply and that the warrants do not qualify to be recorded as a liability due to the fact that
      1) the warrants are not required to be settled in cash in the event certain events occur such as a failure to gain effective registration by a certain date or if a delisting occur and 2) that there are no liquidated damages that could be exercised and pursued by the warrant holder in the event that the issuer fails to register such warrants within a certain time.

Item 28 Undertakings

8. The undertaking set forth in Item 512(a) of Regulation S-B has recently been revised. Please update.

      Response

      We have revised the undertakings section.

Form 10-KSB for the year ended December 31, 2004

Note to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies-Revenue Recognition

9. We note your response to comments 7 through 9 of our letter dated August 30, 2005. Your critical accounting policy set forth in your management's discussion and analysis and your revenue recognition accounting policy in the notes to the audited financial statements continue to imply that revenue is recognized under the guidelines of SPAS 48 using a four-step process that pertains to the authoritative guidelines with SOP 97-2. Your disclosures throughout the registration statement describe how you enter into bundled multiple element arrangements with dealerships. These arrangements include software, hardware, services and post-contract customer support as follows:

            o The dealerships purchase the software license from you for the Dealer Advance Service Solution.

            o You physically perform services to install `the software and the hardware at the dealership for which the dealership pays an implementation fee.

            o The dealership enters into a 60-day trial period where they receive training from you.

            o Upon completion of the 60-daytrial period, the dealership is obligated to pay for the cost of the software license fee, the implementation costs and is also required to enter into a hardware and software support maintenance contract. In this regard, please tell us what the dealerships right of return is during the 60-day trial period and during the term of the arrangement. The contract is typically for 36 months which is in some cases prepaid by the dealership upfront through a third-party leasing finance. Tell us whether the dealership receives a discount if they prepay the maintenance contract upfront. It is also unclear as to whether you are required to repay monies paid upfront if they fail to perform contractually or if the payments received are subject to forfeiture, refund or any other concession (as discussed in paragraph 14 of SOP 97-2) as described under the dealership arrangements. The dealerships are required to pay $850 monthly.

            o You also provide the dealers with software and report customization, business and operations consulting and sales training services on an as needed basis.

      Based on the above, SOP 97-2, and not SFAS 48 or SOP 97-8 as indicated in your response to comment 8 of our letter dated August 30, 2005, would be the authoritative accounting literature which should be followed in accounting for the dealership arrangements. Your accounting policy disclosures throughout the document should be revised accordingly. For each of the identified bullet points above, tell us specifically how your accounting for both the revenues and related costs complies with SOP 97-2. Your accounting policy should clearly describe how VSOE is determined for each of the elements identified as required by paragraph 10 of SOP 97-2. For each of the elements in your arrangements, tell us how VSOE hag; been determined. If VSOE does not exist, then address the requirements of paragraphs 12-13 of SOP 97-2.

      Response

      The Company agrees that the authoritative literature for Revenue Recognition is SOP 97-2 and it believes that it has stated this throughout its reports and responses to various comment letter to the SEC.

      Please note that the reference to SOP 97-8 in the response to the August 30, 2005 comment letter from the SEC is a typographical error and SOP 97-2 should be entered to replace the reference to SOP 97-8 in the response to comment # 8.

      With respect to the five bullets listed in the response letter Dated February 1, 2006, SOP 97-2 is applied as set forth below:

      When Stronghold sells its software license and system to a customer, the arrangement does not require significant production, modification, or customization of software, the Company therefore recognize revenue when:

            o Persuasive evidence of an arrangement exists as evidenced by a signed contract,

            o Delivery has occurred, please note that Stronghold does not recognize revenue prior to delivery,

            o The price of Stronghold's system is fixed and determinable as evidence by the contract and

            o     Collection is highly probable

      With respect to the third bullet and the question in the fourth bullet where clarification is sought regarding what the dealerships right of return is during the 60 day trial period, Stronghold offers new customers a sixty-day performance trial period during which time performance targets are set. Stronghold installs the system and agrees to remove the system at no charge if the performance targets are not met. After the 60 day period is completed and the Dealership has foregone the right of return, this right no longer exists.

      At no time do the dealers receive a discount for prepaying the maintenance portion upfront. Additionally, there is no recourse to Stronghold in the event that a dealership fails to perform their contract with the third party leasing company. Since Stronghold is not subject to forfeiture or refund during the 36 month period, we are in accordance with SOP 97-2 paragraph 14.

      With respect to the comment of the fifth bullet, the Company confirms that Stronghold provides its customers with additional services, including software and report customization, business and operations consulting, and sales training services on an as needed basis and typically these are charged on a time and expenses basis as earned.

      With respect to coonsidering the establishment of VOSE, once the DealerAdvance Sales Solution(TM) is installed, it provides hardware and software maintenance services for a yearly fee equal to approximately 10% of the one-time implementation fees which are billed on a monthly basis as earned and revenue recognized over the life of a contract thereby rendering VSOE not applicable. In summary, revenue is not recognized until earned for the maintenance sevices in accordance with paragrpah SOP 97 -12 that guides the Company to recognize ratably as we do and in accordance with paragraph SOP - 13 which guides to use.

      Additionally, the Company and its auditor, Rothstein and Kass, have determined that the fair value of the service and product provided is fairly stated in each of the individual line items of the bundled elements of product, service and additional purchases. Stronghold assumes that the cost of providing maintenance and services are, on average, constant throughout the service term. Therefore, the Company records revenue on the service on a straight-line basis and in accordance with SOP 97 paragraphs 10 and 57.

10. We noted your response to comment 10 of our letter dated August 30, 2005. Your disclosure indicates that you recognized bad debt expense of $540,233 relating to arrangements with Airport Marina Ford, Allan Jay Automotive, All American Ford, Great American Chevy, Penske Honda, Reno Dodge and Reno Mitsubishi (see your response in your letter dated August 2, 2005 to comment 1 5 of our letter dated March 9, 2005) in fiscal year 2003 and recorded revenues in the same amount as noted in your current response to comment 10. You indicate that each of the identified dealers invoked their "right of return." Tell us in detail the nature of the "right of return" which is available to the dealers under all executed arrangements. For each of the above noted dealers, tell us when you entered into the arrangement, when the products and services were delivered and implemented, when the 60-day trial period started and finished and when the dealer invoked their "right of return." Additionally, address the timing of when the associated revenues and related costs were recorded and when the bad debt expense for 100 percent of the recorded revenues was recorded as well. Address whether the timeline of events and circumstances in these arrangements is consistent with your accounting treatment under all executed arrangements. Further, tell us how the above noted arrangements resulted in the culmination of the revenue recognition earnings process as addressed in CON 5 paragraphs 83-84.

      Response

      The response to the August 30, 2005 comment 10 referred to the right of return, however, none of these dealers actually invoked such a right, these dealers (with the exception of the first in the table below) all used the system and gained value, however chose not or were unable to pay, and the Company subsequently removed the systems and then recorded the write offs.

      As stated previously, the reason that the "right of return" had impact on 2003 revenue recognition is that the revenues were recognized prior to the Company's establishment of a reserve for returns based on these historical results and therefore the returns were taken as bed debt expense to reflect the revenue recognized net of returns in 2003.

      The table below provides the specific dates requested in comment 10. Please note that Airport Marina was executed however the 60 day period never commenced, this was subsequently written off as well.

---------------------------------------------------------------------------------------------------------------
                                       Date                    Date                   Date             Date
                                     Entered        products & svcs. delivered     the 60 day       the 60 day
Customer                            agreement             & implemented          period started    period ended
--------                            ---------             -------------          --------------    ------------
Airport Marina Ford*               3/18/2003                3/20/2003
Alan Jay Automotive                5/28/2003                6/26/2003               6/27/2003       10/1/2003
All American Ford                 11/26/2002               12/18/2002              12/19/2002       2/17/2003
Great American Chevy              11/26/2002               12/18/2002              12/19/2002       2/17/2003
Penske Honda                        2/7/2003                3/10/2003               3/11/2003       5/14/2003
Reno Dodge                         1/17/2003                 2/3/2003                2/4/2003        4/4/2003
Reno Mitsubishi                    1/17/2003                 2/3/2003                2/4/2003        4/4/2003
---------------------------------------------------------------------------------------------------------------

      All revenues and associated direct expenses were recorded at the time the agreement was entered, all write offs were recognized at year end. The timeline for these events were consistent with the Company's accounting treatment, whereby the Company has followed the guidelines of SFAS No. 48 "Revenue Recognition When Right of Return Exists" and has a four step process that must be met prior to the recording of revenue. The steps consist of the following: signing of sales contract, installation of hardware, completion of the training period and a signed contract from the customer stating they accept the product for the sixty-day trial period. The sales revenue and cost of sales reported in the consolidated statements of operations is reduced to reflect estimated returns.

      With respect to CON 5 paragraphs 83-84, all of the dealers that utilized the system derived value as documented by the system reports that documented usage and improvements to their selling operations.

                                       ***

      Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.

                                                  Sincerely,


                                                  /s/Stephen M. Fleming
                                                  ---------------------
                                                  Stephen M. Fleming